

Mail Stop 3561

July 12, 2016

Donald Tremblay
Chief Financial Officer
TransAlta Corporation
110-12th Avenue S.W.
Box 1900, Station M
Calgary, Alberta, Canada, T2P 2M1

  Re: **TransAlta Corporation
     Form 40-F for the Fiscal Year Ended December 31, 2015
     Filed February 18, 2016
     File No. 1-15214**

Dear Mr. Tremblay:

  We have limited our review of your filing to the financial statements and related disclosures and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

  Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

  After reviewing your response to these comments, we may have additional comments

Notes to Consolidated Financial Statements

Sale of Economic Interest in Australian Assets to TransAlta Renewables Inc, page F29

1. We note TransAlta Renewables' investment in the Australian assets consisted of the acquisition of securities that, in aggregate, provide an economic interest based on cash flows of the Australian assets broadly equal to the underlying net distributable profits. Please explain the securities TransAlta Renewables invested in, and how you accounted for the acquisition of the economic interest in the Australian assets and the related securities.

Investment in Sarnia Cogeneration Plant, Le Nordais Wind Farm, and Ragged Chute Hydro
Facility, page F-29

2. We note your majority owned subsidiary, TransAlta Renewables acquired tracking
    preferred shares of one of your subsidiaries with the closing of the investment occurring
    after year end. Please explain to us how the rights of your common shareholders have
    been and could be impacted by the operation of the tracking stock. Also, please tell us
    what consideration was given to disclosing earnings allocable to the tracking stock issued
    and that portion of the earnings attributable to the non-controlling interest.

Asset Impairment Charges and Reversals, page F32

3. We note Alberta Merchant CGU consists of all the Alberta plants that have significant
    merchant capacity including your renewable fleet. Please explain how your accounting
    treatment is consistent with the definition of a cash generating unit in paragraph 6 of IAS
    36 and the guidance for identifying a cash generating unit in paragraph 66 of IAS 36. In
    doing so explain why the recoverable amount of each individual plant cannot be
    determined and how including the renewable fleet is appropriate.

    We urge all persons who are responsible for the accuracy and adequacy of the disclosure
in the filing to be certain that the filing includes the information the Securities Exchange Act of
1934 and all applicable Exchange Act rules require. Since the company and its management are
in possession of all facts relating to a company's disclosure, they are responsible for the accuracy
and adequacy of the disclosures they have made.

    In responding to our comments, please provide a written statement from the company
acknowledging that:

•   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•   staff comments or changes to disclosure in response to staff comments do not foreclose
    the Commission from taking any action with respect to the filing; and

•   the company may not assert staff comments as a defense in any proceeding initiated by
    the Commission or any person under the federal securities laws of the United States.

You may contact Scott Stringer, Staff Accountant, at (202) 551-3272 or Donna Di Silvio, Staff Accountant, at (202) 551-3202 if you have questions regarding our comments. Please contact me at (202) 551-3344 with any other questions.

Sincerely,

/s/ William H. Thompson

William H. Thompson
Accounting Branch Chief
Office of Consumer Products